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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.8)*

                              Sabratek Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  78571 U 10 8
                                 (Cusip Number)

                               Charles K. Stewart
  401 South LaSalle Street, Suite 1502, Chicago, Illinois 60605 (312) 786-9907
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notes and Communications)

                                 August 13, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject o this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described. In Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 78571 U 10 8                                         PAGE 2 OF 4 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Charles K. Stewart      S.S.N.: ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

        PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


        The United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        177,508
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                        0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        177,508
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           177,508
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.31%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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Item 1.  Security and Issuer.

         This Amendment to Schedule 13-D, dated August 23, 1999, filed by Charles K. Stewart, relates to the common stock, par value of $.01 per share (the "Sabratek Common Stock"), of Sabratek Corporation, a Delaware corporation (the "Issuer" or "Sabratek"). The principal executive offices of the Issuer are located at 8111 North St. Louis Avenue, Skokie, Illinois 60076. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2.  Identity and Background.

         This statement is being filed by Charles K. Stewart. His business address is 401 South LaSalle Street, Suite 1502, Chicago, Illinois 60605.

         During the last five years, Mr. Stewart has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Stewart was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Stewart acquired Sabratek Common Stock with his personal funds. Charles K. Stewart Money Purchase Plan and Stewart Family Children's Trust acquired Sabratek Common Stock with their own funds.

Item 4.  Purpose of Transaction.

NONE

Item 5.  Interest in Securities of the Issuer.

         As of August 23, 1999, Mr. Stewart is deemed to beneficially own 177,508 shares of Sabratek Common Stock (approximately 1.31% of the Sabratek Common Stock outstanding), which includes 165,832 shares held of record by Charles K. Stewart Money Purchase Plan. The percentage of Sabratek Common Stock beneficially owned by Mr. Stewart is calculated based upon the total number of shares of Sabratek Common Stock outstanding as of the close of business on August 19, 1999.


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


         Set forth below is the information with respect to transactions of Sabratek Common Stock by Mr. Stewart on the Nasdaq National market, which constitute the only transactions in the Sabratek Common Stock by any of the Reporting Persons during the last 60 days.


                                Purchase (P) or
Date          Number of Shares  Sale (S)             Price Per Share ($)       Purchased By
----          ----------------  ---------------      -------------------       ------------
6/29/99        10,000                P                    21 - 5/8              Mr. Stewart
6/29/99         6,000                P                    22 - 1/2              Mr. Stewart
6/29/99         4,000                P                    22 - 7/16             Mr. Stewart
6/29/99         5,000                P                    22 - 3/8              Mr. Stewart
6/29/99        10,000                P                    22 - 5/8              Plan(2)
7/1/99          5,676               (1)                   (1)                   Mr. Stewart
7/6/99         10,000                P                    24                    Mr. Stewart
7/6/99         10,000                P                    24 - 7/16             Mr. Stewart
7/9/99          6,300                P                    23 - 3/16             Mr. Stewart
7/15/99        10,000                P                    27 - 3/8              Mr. Stewart
7/21/99         5,000                P                    24 - 4/5              Mr. Stewart
7/22/99         5,000                P                    25 -1/2               Mr. Stewart
7/27/99         5,000                P                    21 - 3/4              Mr. Stewart
8/13/99       170,000                S                    7.48                  Trust
8/13/99       195,000                S                    7.14                  Mr. Stewart
8/16/99        23,900                S                    6.79                  Plan
8/16/99       101,917                S                    6.88                  Mr. Stewart
8/17/99        36,000                S                    6.33                  Plan
8/19/99         4,000                S                    5 - 3/8               Mr. Stewart



-----------------------------
(1) Mr. Stewart acquired 5,676 shares of Sabratek Common Stock in connection with Sabratek's acquisition of Unitron Medical Communications, Inc. on July 1, 1999.

(2) In Amendments No. 5, 6 and 7, the Reporting Person reported that Stewart Family Children's Trust ("Trust") purchased 10,000 shares of Sabratek Common Stock on June 29, 1999, while the shares were actually purchased by Charles K. Stewart Money Purchase Plan ("Plan"). The correction results in the adjustment in the number of shares held of record by Plan and Trust as of July 30, 1999 to be 170,000 shares and 225,732 shares, respectively, but does not change the total number of shares of Sabratek Common Stock beneficially owned by the Reporting Person.


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Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to
Securities of the Issuer.

         NONE

Item 7.  Material to be Filed as Exhibits.

         NONE



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 23, 1999

                                        By:  /s/ Charles K. Stewart
                                             ----------------------------------
                                             Name:  Charles K. Stewart



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